Exhibit 99.1

Volvo Participates in Swedish-Russian Seminar for Increased Traffic Safety

STOCKHOLM, Sweden--Regulatory News:

Volvo Trucks and Volvo Cars (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) are participating today in a seminar in Moscow on traffic safety. The Transport Ministers of both Russia and Sweden are attending and the event is being organised by the Swedish Export Council in Russia.

Sweden is the leader when it comes to traffic safety and has among the fewest traffic fatalities in the world. Volvo is now supporting the Swedish government in its programme to help Russia improve the nation’s traffic safety.

In addition to Volvo, other major Swedish actors are also participating in the seminar by sharing their knowledge and experiences with their Russian colleagues. The experts at the seminar represent the Swedish Road Administration, the Swedish Road Traffic Inspectorate, the Chalmers University of Technology, the World Health Organisation and the Brussels-based European Traffic Safety Council.

Volvo has always had safety as its foremost priority and has a long history of driving developments in this important field. A number of safety systems for both trucks and cars have been introduced under the Volvo brand name.

Volvo Trucks’ deliveries on the Russian market have increased considerably in recent years. Since 2003, sales of new Volvo trucks have risen from about 500 units to 2500 last year. Demand continues to be very strong in 2007 and by end August this year, 2600 vehicles were delivered, double the figure recorded for the same period in 2006.

The company is also investing in a new assembly factory in Russia. It will be located in Kaluga and will have sufficient capacity for about 10,000 trucks a year. Construction of the factory will be completed in 2009.

September 25, 2007

Visit http://www.thenewsmarket.com/volvogroup to access broadcast-standard video about the Volvo Group’s various production plants and products. You can download graphic images in the form of MPEG2 files or order them on Beta SP tape. Registration and video are free to the media.

Volvo Trucks provides complete transport solutions for professional and business-driven customers. The company offers a full range of medium to heavy duty trucks, with a strong global network of 3,000 service points in more than 130 countries. In 2006 Volvo Trucks sold more than 105,000 trucks worldwide. Volvo Trucks is a part of the Volvo Group, one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides solutions for financing and service.

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Volvo
Claes Claeson, +46 31 – 66 39 08